Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND SIX MONTHS

ENDED JUNE 30, 2010

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

Three Months and Six Months Ended June 30, 2010

This Management’s Discussion and Analysis is dated August 3, 2010 and reflects the three month and six month periods ended June 30, 2010 and should be read in conjunction with the interim consolidated financial statements for the same period and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2009. The Company also published an Annual Information Form and an Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.  These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico which was disposed of in 2008 for US$25 million plus other consideration.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia, Canada and the Courageous Lake property located in the Northwest Territories of Canada.  Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

Results of Operations
For the three month period ended June 30, 2010, the Company reported a net loss of $1,644,000 or $0.04 per share compared to $1,278,000 or $0.03 per share in the same period of 2009.   In the 2010 period, the Company’s corporate and general expenditures were higher overall with the payments of $887,000 in bonuses determined subsequent to the newly calculated mineral reserves at the KSM project, while certain other expenses for professional fees, investor relations and stock option expense were lower compared to the 2009 period.

For the six month period ended June 30, 2010, the Company reported a net loss of $1,571,000, or $0.04 per share compared to $2,275,000 or $0.06 per share in the same period of 2009.  In the 2010 period, the Company’s corporate and general expenditures were higher overall with the payments of $887,000 in bonuses determined subsequent to the newly calculated mineral reserves at the KSM project, while certain other expenses for professional fees, investor relations and stock option expense were lower compared to the 2009 period.  Also in the 2010 period, the Company recorded a foreign exchange gain of $1,169,000 which was principally attributed to foreign exchange gains resulting from converting the funds received from our US dollar equity financing into Canadian dollars.  The Company’s interest income from cash investments was $180,000 down from $312,000 in the same period of 2009 when the Company had larger amounts of cash to invest during the whole period and interest rates were significantly higher.

Quarterly Information
Selected financial information for the first two quarters of 2010 and each of the quarters for fiscal years 2009 and 2008:

	2nd Quarter Ended June 30, 2010		1st Quarter Ended March 31, 2010
Revenue	$	Nil	$	Nil
Profit (Loss) for period		$(1,644,000)		$73
Basic Profit (Loss) per share		$(0.04)		$-
Diluted Profit (Loss) per share		$(0.04)		$-

	4th Quarter Ended December 31, 2009		3rd Quarter Ended September 30, 2009		2nd Quarter Ended June 30, 2009		1st Quarter Ended March 31, 2009
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$(1,269,000)		$(1,135,000)		$(1,278,000)		$(997,000)
Basic Profit (Loss) per share		$(0.03)		$(0.03)		$(0.03)		$(0.03)
Diluted Profit (Loss) per share		$(0.03)		$(0.03)		$(0.03)		$(0.03)

	4th Quarter Ended December 31, 2008		3rd Quarter Ended September 30, 2008		2nd Quarter Ended June 30, 2008		1st Quarter Ended March 31, 2008
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$13,396,000		$(895,000)		$(1,305,000)		$(906,000)
Basic Profit (Loss) per share		$0.35		$(0.02)		$(0.03)		$(0.02)
Diluted Profit (Loss) per share		$0.34		$(0.02)		$(0.03)		$(0.02)

In Quarter 1 of 2010, the Company recorded a foreign exchange gain of $1,098,000 which was principally attributed to foreign exchange gains resulting from converting the funds received from our US dollar equity financing into Canadian dollars. The significant profit for the fourth quarter of 2008 was due to the $19.9 million gain from the sale of the Noche Buena project in Mexico net of an income tax provision of $5.6 million.

Mineral Interest Activities
For the six month period ended June 30, 2010, the Company incurred expenditures of $11,785,000 on mineral interests compared to $5,521,000 in the same period of 2009.  The 2010 expenditures were spent at both the KSM project where the Preliminary Feasibility Study was completed and at the Courageous Lake project where drilling and engineering, environmental and metallurgical studies continued with the intention of upgrading the project to the preliminary feasibility stage by early 2012.

During the balance of 2010, at the KSM project, drilling, engineering and environmental studies will continue.  At Courageous Lake, the Company’s continuing expenditures will be for a drilling program to upgrade and expand resources and commence studies with the intention of upgrading the project to the preliminary feasibility stage by early 2012.

Liquidity and Capital Resources
Working capital at June 30, 2010, was $47,413,000 compared to $9,140,000 at December 31, 2009.  In addition, the Company has $11 million invested in a two-year Canadian bank guaranteed note at interest rates higher than the shorter term investments.  In March 2010, the Company closed a base shelf prospectus financing of 2,875,000 common shares at US$22.90 per share for gross proceeds of US$65,837,500.  Cash was used in the six month 2010 period for operating activities in the amount of $1,644,000 (2009 – $7,061,000 which included the payment of $5,326,000 in Mexican income taxes due on the sale of the Noche Buena project) and for mineral interests $9,393,000 (2009 - $6,044,000). The Company’s cash and investment position is sufficient to provide for planned exploration and ongoing operating activities for several years.

Internal Control Over Financial Reporting (“ICFR”)
Nothing occurred during the period beginning on January 1, 2010 and ending on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Shares Issued and Outstanding
At August 3, 2010, the issued and outstanding common shares of the Company totalled 40,545,185.  In addition, there were 1,726,000 stock options granted and outstanding (of which 595,000 were not exercisable).  On a fully diluted basis there would be 42,271,185 common shares issued and outstanding.

Related Party Transactions

During the six month period ended June 30, 2010, a private company controlled by a director of the Company was paid $19,900 (Quarter 2 - $10,000) (2009 - $7,200 and $2,800) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $200,000 (Quarter 2 - $150,000) (2009 - $100,000 and $50,000) for corporate consulting services rendered and a third director was paid $8,300  (Quarter 2 - $4,100) (2009 - $11,200 and $6,200) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Not Yet Adopted
International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Institute of Chartered Accountants announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting. Management has analyzed existing financial reporting, prepared a preliminary assessment of the potential impact the new standards will have on the Company and developed a changeover plan.  The Company believes that the accounting for impairment of assets, foreign exchange, exploration costs, asset retirement obligations, stock-based compensation and income taxes under IFRS may be different than Canadian GAAP, and may impact the financial statements. The Company is in the process of determining the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company’s plans and project for conversion to IFRS is ongoing and the Company expects that there will be no issues meeting the required timelines for conversion to IFRS.

August 3, 2010